VF 9-16-02

Rec'd 7/24/02

02053290

STATES
:HANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8-36242 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J.C. Rideau Lyons + Co Inc

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

RECD S.E.C.
JUL 2 4 2002
535

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Andrew M. Smith, CPA

(Name — *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P
SEP 2 0 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

VF 9-16-02

# I.C. RIDEAU LYONS & COMPANY, INC.

# AUDITED FINANCIAL STATEMENTS

# December 31, 2001

3711 Long Beach Blvd, Suite 809
Long Beach, California 90807
(562) 427-3887
(562) 492-6927-Fax
Email: andrews380@aol.com
Ib Page: andrewmsmithcpa.com

# Andrew M. Smith CPA

To the Board of Directors
I.C. Rideau Lyons & Company, Inc.
Los Angeles, Ca

I have audited the accompanying statement of financial condition of I.C. Rideau Lyons & Company, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholders equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as Ill as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and capital of I.C. Rideau Lyons & Company, Inc. as of December 31, 2001, and its revenue and expenses and changes in capital accounts for the year then ended, in conformity with generally accepted accounting principles applied.

The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Andrew M. Smith Certified Public Accountant
Long Beach, California
March 26, 2002

ms:AMS

# I.C. RIDEAU LYONS COMPANY, INC.

## Statement of Financial Condition

December 31, 2001

### ASSETS

| | | |
|---|---|---|
| Current Assets | | |
| Cash | | $ 66,518 |
| Accounts Receivable (Note 5) | | 337,140 |
| Prepaid Expenses | | 6,098 |
| Advances | | - |
| Total Current Assets | | 409,756 |
| | | |
| Non-current Assets | | |
| Property & Equipment (Note 1) | | 41,497 |
| Less: Accumulated Depreciation | | (41,497) |
| | | - |
| | | |
| Total Assets | | $ 409,756 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Current Liabilities | | |
| Accounts Payable | | $ 3,500 |
| Accrued Expenses | | - |
| Syndicated Accounts Payable (Note 1 ) | | - |
| Total Current Liabilities | | 3,500 |
| | | |
| **SHAREHOLDERS' EQUITY** | | |
| Common Stock (No par value; 250,000 shares authorized, 106,250 shares issued and outstanding | | 145,000 |
| Additional Paid In Capital | | 170,450 |
| Retained Earnings | | |
| Prior Year | 79,634 | |
| Current Earnings | 11,172 | |
| | | 90,806 |
| Total Equity | | 406,256 |
| | | |
| Total Liabilities and Equity | | $ 409,756 |

Accountant's report and notes are an integral part of the financial statements

**I.C. RIDEAU LYONS COMPANY, INC.**
Statement of Operations
For the Year Ended December 31, 2001

| | | |
|---|---|---|
| **Revenues** | | |
| Underwriting Income | $ | - |
| CME Project | $ | 19,591 |
| Other Income | | 16,069 |
| | | 35,660 |
| **Operating Expenses** | | |
| Clearing Expenses | | - |
| Regulatory Fees | | 4,507 |
| Net Trading Losses | | - |
| Sales Commissions | | - |
| General and Administrative | | 41,308 |
| Total Operating Expenses | | 45,815 |
| Operating Profit | | (10,155) |
| Interest Income | | 21,327 |
| **INCOME BEFORE INCOME TAXES** | | 11,172 |
| Provision for Income Taxes - Note 2 | | - |
| **NET INCOME BEFORE DISTRIBUTION** | | 11,172 |
| Distribution to Stockholders | | - |
| **NET INCOME** | | 11,172 |
| Retained Eamings (Defecit), December 31, 2000 | | 79,633 |
| Retained Eamings (Defecit), December 31, 2001 | $ | 90,806 |

Accountants report and notes are an integral part of the financial statements

**I.C. RIDEAU LYONS COMPANY, INC.**

Schedule of General and Administrative Expenses

For the Year Ended December 31, 2001

| | |
|---|---|
| Entertainment/Promotions | $ - |
| Office Salaries | - |
| Parking | 747 |
| Accounting | 750 |
| Automated Accounting Sys | 90 |
| Bank Charges | 954 |
| Legal | 2,184 |
| Bad Debt Expense | - |
| Consultant | 4,580 |
| Depreciation | 12,988 |
| Dues & Subscription | 40 |
| Insurance-Business | - |
| Leased Equipment | 1,120 |
| Messenger Service | - |
| Office & Business Equip | - |
| Office Supplies & Printing | 629 |
| Postage | 84 |
| Rent-Storage | - |
| Rent-Building | 12,044 |
| Repairs & Maintenance | 105 |
| Outside Services-Other | - |
| Tax-Payroll Fed | - |
| Tax-Payroll State | - |
| Tax-Property | - |
| Tax-Business | 235 |
| Telephone & Facimile | 1,761 |
| Travel/Lodging | 803 |
| Utilities | - |
| Miscellaneous | 2,193 |
| | $ 41,308 |

**I.C. RIDEAU LYONS COMPANY, INC.**
Statement of Cash Flows
Year Ended December 31, 2001

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income | $ 11,172 |
| Adjustments to reconcile net income to net cash used for operating activities | |
| Depreciation | 12,988 |
| (Increase) decrease in: | |
| Accounts Receivable | (23,661) |
| Advances | - |
| Increase (decrease) in: | |
| Accounts Payable | (1,117) |
| Accrued Expenses | - |
| Syndicated Accounts Payable | - |
| Net Cash provided by operating activities | (618) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Property and Equipment | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Shareholder Investments | - |
| Net Increase (Decrease) in Cash | (618) |
| Cash Balance at 12/31/00 | 67,136 |
| Cash Balance at 12/31/01 | $ 66,518 |

Accountant's report and notes are an integral part of the financial statements

# I.C. RIDEAU LYONS COMPANY, INC.

Notes to Financial Statements
Year ended December 31, 2001

## Note 1 - Organization and Significant Accounting Policies

Organization

I.C. Rideau Lyons & Company, Inc. is a California corporation organized September 16, 1985 for the purpose of providing investment banking services.

Revenue Recognition

The Company receives fees for its participation in underwriting bonds and financial advisement. Underwriting income to the Company is the difference between the purchase price (proceeds to the issuer) and the sales price (funds from the purchaser) of the bonds. The Company also participates with other securities dealers in underwriting activities and receives a fee based on a commission arrangement. Underwriting income is recognized at the time of settlement; whereas financial advisory fees are recognized when earned, generally after the services have been performed. Accounts receivable arise from revenues earned but not collected and syndication payable arise from revenues earned and collected by the company which is due to other syndicate participants.

Furniture and Equipment

Furniture and equipment is recorded at cost and is depreciated over the estimated useful lives of the assets using the straight line and double declining balance method.

## NOTE 2 - INCOME TAXES

The Company has elected to report its income as an C Corporation. In previous years the Company elected to report its income as an S Corporation. For federal income tax purposes, an S corporation passes its taxable income, losses, deductions, and credits to its shareholders; whereas a C Corporation is taxed directly on its taxable income. For the year ended December 31, 2001 the company experienced a net loss and accordingly, no provision for federal income taxes has been made in these financial statements. California state income taxes are as follows:

| | |
|---|---|
| Current | $ 800 |
| Deferred | - |
| | $ 800 |

## NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn on cash dividends paid of the resulting net capital ratio which would exceed 10 to 1). At December 31, 2001, the Company had net capital of $72,209 which was in excess of its required net capital of $50,000. The Company's net capital percentage was 100.00% (see Schedule II).

## NOTE 4- OFFICE LEASE

The Company has opted for month to month rent of office space in downtown Los Angeles, Ca.. Rent is $800 per month

## NOTE 5- ACCOUNTS RECEIVABLE

Accounts Receivable-Current includes an accounts receivable from the Phillips Temple Community Development Corporation Housing Project (PTHP) . The company has entered into an agreement with PTHP to provide advice and consultation regarding certain financing arrangements. The receivable represents the total amount owed the company for affordable housing project advisory fees and expenditures associated with PTHP. The entire amount is due and payable upon final settlement of the purchase of the applicable bonds.

The company as co-senior, entered into an agreement with Prudential Baches (PB), lead underwriter, to sell revenue bonds for the Pasadena Community Development Commission Multifamily Housing Corporation. The company's fee in this arrangement was to be 25% of total fees received from the sale of these revenue bonds. It was subsequently determined that PB did not disclose nor remit the entire amount due the company. The exact amount still owed is currently being negotiated. PB has acknowledged the company has a valid claim , and has waived the statute of limitation to file such claims under NASD regulations while negotiations were pending. Negotiations have since ceased and the matter has been submitted for arbitration. Estimates as to the amount of the claim range from $220,000 to $600,000, including accrued interest on the claim, subject to the final outcome of the arbitration. The lesser amount has been booked until the final amount has been determined, with the appropriate adjustment to be charged to current earnings in the period that the matter is finally settled.

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders

In planning and performing our audit of the financial statements of I.C. Rideau Lyons & Company, Inc (Rideau). for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Rideau in making periodic computations of aggregate indebtedness and net capital under rule 17a3(a)(11) and the procedures for determining compliance with the provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of Rideau is responsible for establishing and maintaining an internal control structure referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. . Two objectives of an internal control structure are to provide management with *reasonable, but* not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives or the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the basic financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commissions objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange act of 1934 and should not be used for any other purpose.

Andrew M. Smith CPA
*Long Beach, California*
*March 26, 2002*

Schedule I

**I.C. Rideau Lyons Company, Inc.**

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 406,256 |
| Deduct: | |
| Ownership equity not allowable | (343,238) |
| Net Capital | $ 63,018 |

Schedule II

**I.C. Rideau Lyons Company, Inc.**

Computation of Basic Net Capital Requirement

As of December 31, 1999

| | | |
|---|---|---|
| 1. | Minimum net capital required (6-2/3% of line 8) | $ 221 |
| 2. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | 50,000 |
| 3. | Net capital requirement (greater of line 1 or 2) | 50,000 |
| 4. | Excess net capital | 13,018 |
| 5. | Excess net capital at 1000% (excess net capital less 10% of line 8 | 13,018 |

Computation of Aggregate Indebtedness

| | | |
|---|---|---|
| 6. | Total liabilities from Statement of Financial Condition | 3,500 |
| 7. | Add:<br>A. Drafts for immediate credit<br>B. Market value of securities borrowed for which equilavent value is paid or credited<br>C. Other unrecorded amounts | |
| 8. | Total aggregate indebtedness | $ 3,500 |
| 9. | Percentage of aggregate indebtedness to net capital (line 8 divided by net capital) | 5.55% |

Audited vs. Unaudited Net Capital

| | |
|---|---|
| Net Capital Per Audit | $ 63,018 |
| Net Capital Per Focus Report | 63,018 |
| | $ - |